Exhibit 12.1

P. H. Glatfelter Company and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Nine Months Ended September 30, 2012
Dollars in thousands	2007	2008	2009	2010	2011
Earnings before income taxes	$93,932	$81,026	$143,146	$33,530	$50,845	$68,098
Interest on indebtedness	27,591	21,525	17,529	22,789	22,956	11,667
Interest factor attributable to rents	1,660	2,347	2,287	2,931	3,217	2,380
Amortization of deferred financing costs	1,431	1,635	1,691	2,758	8,838	913

Earnings before income taxes and fixed charges	$124,614	$106,533	$164,653	$62,008	$85,856	$83,058
Fixed charges:
Interest of indebtedness	27,591	21,525	17,529	22,789	22,956	11,667
Interest factor attributable to rents	1,660	2,347	2,287	2,931	3,217	2,380
Amortization of deferred financing costs	1,431	1,635	1,691	2,758	8,838	913

Total fixed charges	$30,682	$25,507	$21,507	$28,478	$35,011	$14,960
Ratio of earnings to fixed charges	4.1x	4.2x	7.7x	2.2x	2.5x	5.6x